FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec and Fuji Electric Table Formation of a Joint Venture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

THIS MATERIAL IS NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES.  THIS IS NOT AN OFFER TO PURCHASE SECURITIES IN THE UNITED STATES.  THE COMPANY DOES NOT INTEND TO CONDUCT AN OFFER IN THE UNITED STATES. OR TO PERSONS RESIDING IN THE UNITED STATES.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 19, 2008, in Kyoto, Japan

Nidec and Fuji Electric Table Formation of a Joint Venture

Nidec Corporation (“Nidec”, NYSE: NJ) and Fuji Electric Holdings (“Fuji Electric”, Tokyo Stock Exchange First Section: 6504) (collectively, the “Parties”) have tabled further consideration of the industrial compact motor capital alliance that was announced on October 1, 2008.

The Parties signed a memorandum of understanding (“MOU”) on September 30, 2008, whereby Nidec aimed to invest into the industrial compact motor business of Fuji Electric Motor (“FDM”), an affiliate of Fuji Electric, on January 1, 2009, and make FDM a fully-owned subsidiary in the future.

Since signing the MOU, the Parties have cooperated by establishing a merger integration committee, conducting due diligence and forming working teams with the purpose of entering into definitive agreements to establish a capital alliance by January 1, 2009.

However, since the execution of the MOU, the operating business environment has materially changed and in the face of this dramatic deterioration of the business environment, it has become extremely difficult for the Parties to establish the appropriate value of FDM.  Therefore, the Parties have reached the conclusion to table the decision to enter into a capital alliance as it would be difficult to negotiate a mutually acceptable agreement on matters such as price and other conditions.

Through the process of considering this capital alliance, the Parties have deepened their understanding of each other and are open to cooperating in areas where both Parties’ interests are aligned should the opportunity arise.

-###-

3